
July 8, 2022

Markus Warmuth, M.D.
President and Chief Executive Officer
Monte Rosa Therapeutics, Inc.
645 Summer Street, Suite 102
Boston, MA 02210

      Re: Monte Rosa Therapeutics, Inc.
          Registration Statement on Form S-3
          Filed July 1, 2022
          File No. 333-266003

Dear Dr. Warmuth:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Jane Park at 202-551-7439 with any questions.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Life Sciences

cc: Robert Puopolo, Esq.